FUNDVANTAGE TRUST

301 Bellevue Parkway

Wilmington, DE 19809

July 19, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Delaying Amendment for FundVantage Trust Registration Statement on Form N-14

File No. 333-273096

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), FundVantage Trust (the “Registrant”) is hereby filing a delaying amendment with respect to its registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of Polen International Small Company Growth Fund with and into Polen Global SMID Company Growth Fund. The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 30, 2023, pursuant to Rule 488 under the Securities Act (Accession No. 0001829126-23-004529).

The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Wilmington, State of Delaware on the 18th day of July 2023.

No fees are required in connection with this filing. If you have any questions or comments, please do not hesitate to contact John P. Falco at Troutman Pepper Hamilton Sanders LLP, counsel to the Registrant, at (215) 981-4659.

Sincerely,

/s/ Joel L. Weiss
Joel L. Weiss
President and CEO
FundVantage Trust